Exhibit 4.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock of Tutor Perini Corporation (“we,” “us” and “our”) is not complete and is qualified in its entirety by reference to our Restated Articles of Organization (“Articles of Organization”) and our Fifth Amended and Restated By-Laws (“By-Laws”) each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K. The terms of our common stock are also subject to and qualified by certain provisions of the Massachusetts General Laws.

Authorized Capital Stock

Our authorized capital stock consists of 112,500,000 shares of common stock, $1.00 par value per share, and 1,000,000 shares of preferred stock, $1.00 par value per share.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our shareholders and do not have cumulative voting rights.

If a quorum of a voting group exists at a meeting of shareholders, favorable action on a matter, including the uncontested election of directors, is taken by a voting group if the votes cast within the group favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes is required by law, our Articles of Organization, our By-Laws or, to the extent authorized by law, a resolution of our board of directors. If a quorum of a voting group exists at a meeting of shareholders, directors in a contested election shall be elected by a plurality of the votes cast by the shares entitled to vote in the election.

Holders of our common stock are entitled to receive any dividends as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our assets remaining available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that our board of directors may establish, designate and issue in the future.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without shareholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on the capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Amended Shareholders Agreement

Effective September 8, 2008 upon completion of the merger with Tutor-Saliba Corporation (“Tutor-Saliba”), we entered into a shareholders agreement (as subsequently amended, the “Amended Shareholders Agreement”) pursuant to which Ronald N. Tutor (as the representative of the former Tutor-Saliba shareholders) has the right to designate two nominees for election to the board of directors if Mr. Tutor and the three trusts he controls (the “Tutor Group”) own at least 22.5% of the outstanding shares of our common stock and one nominee if the Tutor Group owns less than 22.5% but at least 11.25% of the outstanding shares of our common stock.

Provisions of Our Articles of Organization, Our By-Laws and the Massachusetts General Laws That May Have Anti-Takeover Effects

Removal of Directors by Shareholders. Our By-Laws provide that members of our board of directors may be removed (a) with or without cause by vote of the holders of a majority of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class or (b) for cause by a vote of a majority of our directors then in office.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our By-Laws provide that nominations for election to our board of directors may be made either by our board of directors or by one of our shareholders who complies with specified notice provisions. Our By-Laws contain similar advance notice provisions for shareholder proposals for action at shareholder meetings.

Special Meeting of Shareholders. Our By-Laws impose restrictions and limitations on the ability of shareholders to call special meetings of shareholders. Requests for shareholder meetings must be made by shareholders holding at least 25% in interest of the capital stock entitled to vote at such meeting.

Action by Consent of Shareholders. Our By-Laws provide that any action to be taken by shareholders may be taken without a meeting if all shareholders entitled to vote on the matter consent to the action in writing.

Business Combinations with Interested Shareholders. The Massachusetts General Laws contain anti-takeover provisions regarding, among other things, business combinations with an affiliated shareholder. In general, the Massachusetts General Laws prevent a publicly held Massachusetts corporation from engaging in a business combination, as defined in the Massachusetts General Laws, with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•before the date on which the person became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested shareholder;
•the interested shareholder acquired at least 90% of the outstanding voting stock of the corporation at the time it became an interested shareholder; or
•the business combination is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested shareholder.

An interested shareholder is generally a person owning 5% or more of the outstanding voting stock of the corporation. A business combination includes mergers, consolidations, stock and asset sales and other transactions with the interested shareholder that result in a financial benefit to the interested shareholder.

Control Share Acquisitions. We have elected to opt out of the control share acquisitions provisions of the Massachusetts General Laws. We could, however, opt into the control share acquisitions provisions at any time by amending our By-Laws.

In general, the control share acquisitions provisions of the Massachusetts General Laws provide that any person, including his, her or its affiliates, who acquires shares of a corporation that are subject to the control share acquisitions statute and whose shares represent one-fifth or more of the voting power of the corporation in the election of directors cannot exercise any voting power with respect to those shares, or any shares acquired by the person within 90 days before or after an acquisition of this nature, unless these voting rights are authorized by the shareholders of the corporation.

The authorization of voting rights requires the affirmative vote of the holders of a majority of the outstanding voting shares, excluding shares owned by:

•the person making an acquisition of this nature;
•any officer of the corporation; and
•any employee who is also a director of the corporation.

There are several other types of share acquisitions that are not subject to these provisions of the Massachusetts General Laws, including acquisitions of shares under a tender offer, merger or consolidation that is made in connection with an agreement to which the corporation is a party and acquisitions of shares directly from the corporation or a wholly owned subsidiary of the corporation.